Exhibit 3

[Mudrick Letterhead]

[BY EMAIL]

The Board of Directors

Vertical Aerospace Ltd. (the “Company”)

Unit 1 Camwal Court, Chapel Street

Bristol BS2 0UW

United Kingdom

October 23, 2024

Re: Response to Board letter dated October 17, 2024

To the Board of Directors:

We write in response to your letter dated October 17, 2024.

At the outset, we appreciate your acknowledgment that the Board owes its fiduciary duties to its creditors (of which we are by far the largest) in light of the Company’s current liquidity position.

As you are aware, and have acknowledged in your letter and other communications to us, we have engaged for the better part of two years in good faith with the Board and the Company to address its funding and liquidity needs, the latest iteration of which is our proposal dated October 20, 2024 that we delivered to you (the “October 20 Proposal”).

We fail to understand how it is consistent with your fiduciary duties to not seriously consider and substantively respond to the October 20 Proposal and work in good faith towards accepting and implementing it. To reiterate, this is the only financing proposal that the Company has received. It would fund the group’s business operations into 2026 (including keeping VAGL’s business creditors current). The funding contemplated in the October 20 Proposal, coupled with the proposed amendments to the Notes, will maximize the probability that the Company and its advisors will be able to successfully raise the significant additional capital that we believe is needed to get through the design and certification process and into production.

We have been denied at every turn by Mr. Fitzpatrick as he refuses to accept the contractual dilution to his holdings agreed to when the Company issued the Notes. This would be understandable if Mr. Fitzpatrick (a) had a plan to address the ongoing funding needs of the Company and (b) actually followed through with the plan (which is clearly not the case, based on his refusal to fund the $25 million that he had committed to provide to the Company earlier this year).

We agree with you that this impasse cannot continue and that, in light of the Company’s current situation, the Board needs to act in furtherance of its fiduciary duties to maximize the value of the enterprise as a whole and ensure its controlling shareholder or affiliates do not prevent the Board from exercising its duties.

Accordingly, we are supportive of the Company’s current practice of periodically placing funds in VAGL to meet its ordinary course operational liabilities (and keep its business creditors current), provided that the Board works with us in good faith towards implementing the October 20 Proposal and putting in place actionable contingency plans to facilitate an orderly transfer of the business to new ownership (via a controlled enforcement of our security over the shares in VAGL) in the event agreement cannot be reached with the Company’s controlling shareholder. To that end, we would urge you and your advisers to work expeditiously with us and our advisers to rapidly establish a process now that will safeguard the operating business of the group, irrespective of the approach of its controlling shareholder, and avoid any further erosion of value and damage to its stakeholders.

Our strong view is that any failure by the Board to take these steps will be subject to intense scrutiny in the insolvency proceeding that will inevitably follow at the Company, and result in claims for breaches of directors’ duties, which would expose each director to potentially significant personal liability. We intend to act to fully protect and enforce our rights, and to ensure that breaches of duty and related matters are fully investigated and remediated.

We look forward to hearing from you, and stand ready to discuss the October 20 Proposal and associated contingency planning in detail with you and your advisers in short order.

We reserve all of our rights, including in connection with the foregoing.

Sincerely,

Jason Mudrick

cc:	Board of Directors of Vertical Aerospace Group Ltd.
Weil, Gotshal & Manges LLP (Matt Barr, Neil Devaney, Nitin Konchady)